FOR IMMEDIATE RELEASE

JED OIL INC.  ANNOUNCES NOTICE OF INTENT TO DELIST AND

FIRST DEFAULT STATUS REPORT

(All amounts are in U.S. Dollars)

Didsbury, Alberta – Wednesday, November 19, 2008 – JED Oil Inc. (NYSE Alternext US: JDO) (“JED” or the “Company”) today announced that on November 17, 2008 it received notice from the staff of the NYSE Alternext US, LLC (the “Exchange”) indicating that the Company no longer complies with the Exchange’s continued listing standards under Section 1003(a)(i) of the Exchange’s Company Guide (the “Company Guide”). As per this section’s requirements, a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. In addition, as per Section 1003(a)(iv) of the Company Guide, JED has had sustained losses which are so substantial in relation to its overall operations and its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether JED would be able to continue operations and meet its obligations as they mature.  JED can appeal the Exchange’s intention to institute delisting proceedings if by November 24, 2008 it has made a written request for an appeal and paid fees of either $5,000 for an oral hearing or $4,000 to make written submissions.  At this time it is JED’s intention to appeal.  If the Exchange has not received JED’s written request for an appeal and payment of the fee by November 24, 2008, or if such appeal is subsequently denied, the Exchange will suspend trading of JED’s common shares and file an application with the U.S. Securities and Exchange Commission to strike the Company’s common shares from being listed for trading through the facilities of the Exchange and JED’s registration on the Exchange in accordance with Section 12 of the United States Securities Exchange Act of 1934 and the rules promulgated there under.

In addition, as previously announced, this news release constitutes JED’s first bi-weekly Default Status Report under Canadian National Policy 12-203, pursuant to which the Company announced that its financial statements for the third quarter ended September 30, 2008 would not be filed by November 14, 2008.  JED reports that since announcing the original Notice of Default on November 5, 2008 there have not been any material changes to the information contained therein; nor any failure by JED to fulfill its intentions as stated therein, and there are no additional defaults or anticipated defaults subsequent to such announcement.  Further, there have been no additional material changes respecting the Company and its affairs, other than the receipt of the notice of intention to delist its common shares on the Exchange as described herein.  The Company intends to file its next Default Status Report on Wednesday, December 3, 2008.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Richard Carmichael, CFO

Linda Latman  (212) 836-9609

(403) 335-2111

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corp. Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com